November 11, 2005

Mr. Ernest Greene
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-0510

Re:               September 28, 2005 Comment Letter
                    LSB Industries, Inc.
                    Form 10-K for the fiscal year ended December 31, 2004
                    Form 10-Q for the period ended March 31, 2005
                    File No. 1-07677

Dear Mr. Greene:

This letter responds to your comment letter dated September 28, 2005, as referenced above. We have repeated your comments and provided our response immediately under the heading "Company response:" or in a referenced attachment to this letter.

We have previously provided our response to comment number five to the Staff via facsimile on October 28, 2005.  We have included our October 28th response in this response letter.  We understand that the Staff has asked Mr. Ken Marceron, partner with Ernst & Young, LLP, LSB's independent registered accountants for clarification of certain comments within that response.  We have modified our response to comment five to respond to your request for clarification.

We would like to have a conference call with members of LSB and the Staff to discuss the content of our responses to the Staff's comments and would appreciate it if we could have the call early next week.  Mr. Ken Marceron, Ernst & Young LLP will call you Monday, November 14th, to establish the time of the conference call.

We appreciate the Staff's consideration of our request for a conference call to discuss the issues

Sincerely,

Tony M. Shelby
LSB Industries, Inc.
Executive Vice President of Finance
and Chief Financial Officer

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9A - Controls and Procedures, page 44

2. Please discuss the facts and circumstances surrounding your restatements in Item 9A of your amended Form 10-K and Item 4 of your amended Forms 10-Q. Please disclose how the restatements impacted your CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures. Please disclose the changes you made or intend to make in your disclosure and internal controls and procedures as a result of these items and when each change is expected to be implemented. Please ensure that you file updated certifications with the amendments to your Forms 10-K and 10-Q.

Company response:

We acknowledge the Staff's comment.  However, we respectfully request the Company be allowed to provide its response to this comment after the conference call between the Staff, the Company and Ernst and Young.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. In your amended Form 10-K, please ensure that your auditors refer to the reclassification in their report and the footnote that further discusses them. Otherwise, please tell us how you determined this is not appropriate. Please disclose line items as reported and as restated in a footnote with the reclassified items shown as reconciling items. You should also disclose the line items that each amount was previously included in and the line item each is now included in.

Company response:

 The Company has re-evaluated the Consolidated Income Statement format that it has included in both its audited and unaudited financial statements in filings before the Commission.  Accordingly, we propose to prospectively change the format of our Statement of Income to the proforma format included in Attachment A to this response.  This suggested format change eliminates the line item "Operating income". We believe the proposed format will result in more meaningful disclosure to the users of our financial statements. We respectfully request that the Staff accept the revised format as a satisfactory response to the above request.

Statements of Income, page F-5

4. We have read your response to comment three from our letter dated August 9, 2005. Please tell us what is included in "other" within the other expense line item.

Company response:

 "Other" under the "Other expense" caption in our September 9th response is detailed as follows:

Year ended December 31,	Three Months Ended March 31,
2004	2003	2002	2005
Penalties and fines	$254	$264	$200	$80
Litigation settlements	100	75	100	-
Other	179	251	263	83

	$533	$590	$563	$163

"Editorial Note" - In preparing the above table, the Company reviewed an analysis of all transactions occurring in the appropriate time frame. The aggregate amount for "Other" under "Other expense" in the above table includes the effects of numerous unrelated transactions none of which exceeds $100,000.

Statement of Cash Flows, page F-7

5. We have read your response to comment four from our letter dated August 9, 2005. It is still not clear how you determined that it was appropriate to exclude the $2.1 million gain from operating income. Please address the following.

  Please tell us whether you can use the precious metals (catalysts) in your operations. Also tell us how you make the distinction between catalysts used in operations and those acquired in the purchase of the nitric acid plant;
  Please tel1 us the terms of the transaction including the purchase price and a brief description of all assets that were acquired. Tell us how you performed your purchase price allocation and why you did not allocate any value to the long-lived assets of the nitric plant. Tell us the specific accounting literature you used to account for the transaction including your allocation of the purchase price;
  Tell us the specific line item and amount where the cash outflow for the purchase of the nitric acid plant is recorded in your cash flow statement. Also tell us the specific line item and amount where the cash inflow from the sale of the precious metal is recorded in your cash now statement; and
  You indicated that the remaining assets were assigned to a third party in exchange for the obligation for removal of the assets resulting in no gain or loss. Please tell us how you determined that there was no gain or loss in the exchange for the obligation for removal. Please provide support for your conclusion(s) and cite the accounting literature used to determine the appropriate accounting.

Company response:
  Precious metals in our operations are used as a catalyst to facilitate the chemical reaction necessary for the manufacture of nitric acid. The precious metals acquired were not in usable form or condition to be used at our existing chemical manufacturing facilities. The majority of the precious metals were imbedded in the equipment and related piping purchased and required an acid wash of the nitric acid manufacturing equipment, which damages the equipment and piping in the process, to enable us to recover the imbedded precious metals. A third party service performed the actual acid wash. The residue from the acid wash had to be further processed through a reclamation process (by a different third party provider) to extract the precious metals, from the residue.

  In order to bring the metals to a usable state in the chemical process at an operating plant, a "catalyst gauze" must be manufactured at additional cost to us. The recovered precious metals were not used in the creation of a "catalyst gauze" and instead were sold for cash. Our primary purpose for entering into the transaction was to sell the salable assets for a gain.

  The assets purchased at the bankruptcy auction included precious metals which were primarily imbedded in certain long-lived assets discussed above, a small amount of inventory (approx. $16,000 allocated value) and a portion of the remaining equipment at a chemical manufacturing facility which was shut down. We purchased these certain assets at an auction for approximately $1,300,000 cash at closing in December 2003. We also incurred a liability to remove the purchased assets as part of the purchase agreement that was estimated at $258,000.  Prior to the auction date we entered into an arrangement with a customer (third party) that provided $1 million for the Company to use in bidding on the assets at the bankruptcy auction. We cannot speak to the intentions of our customer, but we assumed their business purpose was to increase their potential market penetration in the markets formerly served by the products produced at the facility being auctioned, and the customer found it expedient to work with us. Our business purpose was to monetize the precious metals, salvage the equipment and extend our geographic market for fertilizer further into the Southeastern region of the U.S. Our principal goal was to liquidate the precious metals in a quick fashion for a gain. In addition, we had performed the due diligence on the assets and had alerted the customer to the auction. Thus, we worked together to achieve both of our goals. Our customer was willing to fund us $1 million of the purchase price of the assets at the bankruptcy auction in the form of a right of first refusal agreement.  The right of first refusal provided, that:
      we were to return the customer's $1 million payment if we failed to complete the purchase of the equipment at the bankruptcy auction by December 31, 2003;
      we were required to apply the $1 million payment to our purchase price of the equipment purchased at the bankruptcy court auction;
      our customer was allowed to purchase any major equipment among the equipment purchased at the bankruptcy auction on the same terms as was offered to us by third parties (except assets excluded such as precious metals);
  the $1 million payment was not to be used by the holder of the right of first refusal to pay for any assets purchased pursuant to the right of first refusal:
  and
  the right of first refusal expired upon the earlier of the failure of the holder to exercise, or 24 months. In February 2004, the Company received an offer from the salvage equipment dealer that was ultimately awarded the contract to remove the equipment, which the holder of the right of first refusal declined to match and the right of first refusal expired.

As a result, the $1 million proceeds were considered a reduction in the basis of the assets acquired because it would not be applied against the future sales price. We never thought the right of first refusal would come into play as our intentions were always to recover the metals and salvage the remaining assets which is what we did. Due to market conditions, it was in both of our best interest to salvage the assets. Based on this arrangement, we determined that this $ 1 million received in cash approximately the same date of the auction was effectively a reduction of our purchase price. We were not willing or able to pay the $1.3 million purchase price on our own as we were not in a secure enough cash position to take this kind of risk; however, we were comfortable with our purchase price of $300,000. Thus, our cost was determined to be $558,000 which was allocated to the purchased assets.

We did not consider this transaction to be a business combination. We used the general concepts for accounting for asset acquisitions as described in FAS 141, paragraphs 3 through 8 for allocating the purchase price. Based on our arrangement with our customer who agreed to contribute $1 million towards the bid to acquire the assets, we determined that our cost to acquire these assets was $558,000, which consists of the $300,000 cash that we were not reimbursed for and the $258,000 estimated contractual liability to remove the assets from the land. We then allocated our cost of $558,000 to the individual assets acquired. We did this by estimating the fair market value of the assets as well as the contractual liability to remove the assets. The estimated fair value of the assets was in excess of our cost. A portion of the cost of the assets was then allocated to each individual asset acquired on the basis of its fair value compared to the estimated total fair value of all assets acquired. Since we sold the majority of the assets prior to filing our 2003 Form 10-K, we were able to validate our estimates of fair value. We did not allocate any value to the purchased long-lived assets of the nitric acid manufacturing facility because we believed the long-lived assets to have negative value, since some of the long-lived assets were destroyed to retrieve the metals as mentioned above and our sale contract with the third party that acquired the assets from us on February 9, 2004, as discussed below, required us to pay them instead of them paying us because of the high cost of removing the assets. We initially thought that certain minor components of the salvaged plant components, including three boilers and an air emissions scrubber, could be used at our El Dorado Facility.  These assets were moved to El Dorado for further evaluation of their possible use and to meet our obligation to remove the purchased assets.  Upon further evaluation, completed before the filing of our Form 10-K for the year ended December 31, 2003, we determined that the assets did not meet our requirements.

  All of the cash flows resulting from the acquisition and disposition were included within the lines of cash flows from operating activities. The cash outflows and inflows were recorded consistent with the balance sheet presentation. Since the assets acquired were recorded as "Supplies, prepaid items and other" on our 2003 consolidated balance sheet, the change in this balance between periods was shown on the "Supplies, prepaid items and other" line item in the cash flow statement. Similarly, the liability recorded to remove the assets was recorded in "Accrued liabilities-Other" on our 2003 consolidated balance sheet and the change in that balance between periods was recorded in the "Accrued and other non-current liabilities" line item in the cash flow statement.
  As it relates to the sale of the precious metals, the total proceeds were approximately $2.6 million in 2004. Since all of the assets were sold and the obligation to remove the assets was satisfied in 2004, the "Supplies, prepaid items and other" and the "Accrued liabilities -Other" balances were reduced on the balance sheet and these decreases were recorded on our 2004 consolidated statement of cash flow on those line items. The gain from the sale of the precious metals was an increase in cash and a component of net income on the 2004 consolidated cash flow statement.
  Included in the purchase agreement, we were required to remove the assets from the physical plant site. We did incur some costs to remove assets from the plant site; however, in February 2004, we entered into a sales agreement with a different unrelated third party to sell the remaining assets as well as transfer the obligation to remove the assets to this third party.  In accordance with this sales agreement we agreed to pay the third party $223,000 to sell the assets to them.  As part of the agreement to remove the equipment with the third party, the third party agreed to pay us 50% of the sales price of certain equipment they removed, if and when they sold any of this equipment. Since this sales agreement extinguished our obligation to remove the assets and the payment required approximated the removal accrual on our books, there was no gain or loss on the transaction nor was there a need to revise the allocation of the purchase price. We believe this further supports our decision to not assign any value to these long-lived assets. The third party did remove the assets from the physical plant site in 2004. We followed the accounting literature in paragraphs 3-8 cited above from FAS 141 in determining the appropriate accounting.

6. We have read your response to comment five from our letter dated August 9, 2005. Please amend your Form 10-K to provide revised financial statements, which include the gain of $340,000 in operating income as required by paragraph 45 of SFAS 144.

Company response:

The Company has re-evaluated the Consolidated Income Statement format that it has included in both its audited and unaudited financial statements in filings before the Commission. Accordingly, we propose to prospectively change the format of our Statement of Income to the proforma format included in Attachment A to this response. This suggested format change eliminates the line item "Operating income". We believe the proposed format will result in more meaningful disclosure to the users of our financial statements. We respectfully request that the Staff accept the revised format as a satisfactory response to the above request.

7. We have read your response to comment six from our letter dated August 9, 2005. Please present the gross changes of your revolving debt facilities and draft payable on your statements of cash flows.

Company response:

The Company will comply with this request prospectively, beginning with the Statement of Cash Flows to be included in our Form 10-Q to be filed for the period ended September 30, 2005.

8. We have read your response to comment 10 from our letter dated August 9, 2005. Please amend your Form 10-K to provide revised financial statements, which include the impairment of $737,000 in operating income as required by paragraph 25 of SFAS 144.

Company response:

The Company has re-evaluated the Consolidated Income Statement format that it has included in both its audited and unaudited financial statements in filings before the Commission. Accordingly, we propose to prospectively change the format of our Statement of Income to the proforma format included in Attachment A to this response. This suggested format change eliminates the line item "Operating income". We believe the proposed format will result in more meaningful disclosure to the users of our financial statements. We respectfully request that the Staff accept the revised format as a satisfactory response to the above request.

Note 2 - Summary of Significant Accounting Policies, page F-9

Inventories, page F-10

9. We have read your response to comment 10 from our letter dated August 9, 2005. Please amend your Form 10-K to provide revised financial statements and disclosures that comply with APB 20, including paragraphs 27 and 28 of APB 20.

Company response:

We acknowledge the Staff's position, however, we respectfully request that this comment and the Company's September 9th response to the Staff's August 9th comment letter be placed on the agenda for the conference call to be held between the Staff and the Company, after the Company has filed this response.

As stated in our September 9th response, the Company considers a number of factors that are relevant to the determination of materiality. We consider both quantitative and qualitative factors in assessing an item's materiality. Due to fluctuations between income and losses from year to year in our reported results, we believe the most meaningful basis for establishing materiality for users of our financial statements is "gross profit". We continue to believe the income effect of the change from the Lifo method of accounting to the Fifo method of accounting for certain heat pump inventories to the consolidated financial statements for the year ended December 31, 2004 is not material. Because the Company's equity securities are held by a limited number of investors and because those investors are, for the most part, long-term investors in the Company who have chosen to hold the Company's securities for an extended period of time, we believe our shareholders share our opinion.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

General

10.   Please address the comments above in your interim filings as well.

Company response:

The Company will address each of the above comments in future interim filings beginning with the Form 10-Q to be filed for the period ended September 30, 2005.

Statements of operations, page 4

11. We have read your response to comment 14 from our letter dated August 9, 2005. Please amend your Form 10-Q to provide revised financial statements, which include the gain of $0.4 million in operating income as required by paragraph 45 of SFAS 144.

Company response:

The Company has re-evaluated the Consolidated Income Statement format that it has included in both its audited and unaudited financial statements included in filings before the Commission. Accordingly, we propose to prospectively change the format of our Statement of Income to the proforma format included in Attachment A to this response. This suggested format change eliminates the line item "Operating income". We believe the proposed format will result in more meaningful disclosure to the users of our financial statements. We respectfully request that the Staff accept the revised format as a satisfactory response to the above request.

Note 6 - Contingencies, page 19

Threaten Litigation, page 20

12. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 regarding the Trade Mechanical Contractors, Inc et al. v. Trison Construction, Inc and Multistack LLC v. ClimaCool Corp. et al matters.

Company response:

The Company will revise the disclosures for the above issues in our future filings to read as follows:

Trade Mechanical Contractors (for identification purposes in this response only):

Trison Construction, Inc. ("Trison"), a subsidiary within our Climate Control Business, is involved in a lawsuit brought against it by Trade Mechanical Construction, Inc. ("Trade"). The lawsuit is styled Trade Mechanical Contractors, Inc., et al. v. Trison Construction, Inc., and is pending in the District Court, State of Oklahoma, Pontotoc County, Trison entered into a contract with Johnson Controls, Inc. ("JCI") to design, remove and install selected components on existing air conditioning systems at a project in Oklahoma ("Project"). In connection with the Project, Trison entered into a subcontract with Trade to provide certain services for Trison relating to the Project. Trade alleges that Trison breached its contract, resulting in damages to Trade of approximately $325,000, representing invoices for services rendered and supplies provided.  Trison has filed a counter claim against Trade for the costs of having to hire another subcontractor to complete the work Trade was supposed to perform in the amount of approximately $306,000.  The Company intends to vigorously defend this action. Since the case is in discovery, the Company is unable to provide an evaluation of the likelihood of an unfavorable outcome and an estimate of the amount or range of potential loss to the Company at this time.

Multistack, LLC (for identification purposes in this response only):

The Company and one of our subsidiaries within the Climate Control Business, ClimaCool Corp., have been sued, together with two unrelated companies, in the United States District Court for the Northern District of Illinois, Eastern Division, in a case styled Multistack LLC v. ClimaCool Corp., et al., alleging that we, ClimaCool and others infringed on a patent in connection with certain modular air chillers that ClimaCool purchased from a French air conditioning company for resale in the United States. The Company is planning to manufacture modular air chillers similar to the design that is subject to this litigation. The complaint alleges that the defendants have infringed and continue to infringe on a certain patent and request:
  an injunction restraining the defendants from further infringement of the patent;
  actual damages and an award of increased damages in an amount not less than three times the amount of damages assessed by the court; and attorney fees.

We have answered the allegations, denying infringement and raising various affirmative defenses, including the assertion of counterclaims for unfair competition, abuse of process, and declaratory judgment of non-infringement and non-enforceability.

Subsequent to June 30, 2005, the parties have orally agreed to settle this matter and have agreed, subject to finalization of definitive agreements, to mutually dismiss all claims, without prejudice, that each party was asserting against the other.

Item 4 - Controls and Procedures, page 48.

13. Please amend your Forms 10-Q for the period ended March 31, and June 30, 2005 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered. You should not state that your disclosure controls and procedures are effective subject to certain conditions. See Question 5 of our Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004.

Company response:

We acknowledge the above comment and will amend our Forms 10-Q for periods ended March 31, 2005 and June 30, 2005 accordingly.

* * * *

Attachment A

Ernest Greene

November 11, 2005

LSB INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
PROFORMA FOR ILLUSTRATIVE PURPOSES ONLY

(In thousands except per share amounts)
Period

Net sales	$
Cost of sales
Gross profit

Expenses, losses, other income and gains:
Selling, general and administrative
Interest expense (Note __)
Provision for loss on notes receivable (Note __)
Other expense (Note __)
Other income (Note __)
Gains on extinguishment of debt (Note __)
Income from continuing operations before provision for income taxes and cumulative effect of accounting changes

Provision for income taxes
Income from continuing operations before cumulative effect of accounting changes

Net loss from discontinued operations
Cumulative effect of accounting change (Note __)
Net income	$

Preferred stock dividend requirements
Net income (loss) applicable to common stock	$

(See accompanying notes)